FEDER, KASZOVITZ, ISAACSON, WEBER, SKALA, BASS & RHINE LLP

ATTORNEYS AT LAW

INTERNATIONAL PLAZA

750 LEXINGTON AVENUE

NEW YORK, N.Y. 10022-1200

Tel. (212) 888-8200

Fax. (212) 888-7776

July 24, 2006

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn:	Russell Mancuso, Branch Chief
Tim Buchmiller, Esq.

	RE:	Ortec International, Inc. Amendment No. 1 to Registration Statement on Form SB-2 Filed June 21, 2006 File No. 333-135144

Gentlepersons:

This is in response to your letter of comment dated July 31, 2006 with respect to the above-captioned registration statement. Your comments were addressed to the registration fee table. The Company’s Amendment No. 2 to the Registration Statement will be filed shortly. The Company effected a one for fifteen reverse split of its outstanding common stock as of 5 P.M. on July 24, 2006 and Amendment No. 2 will be revised so that all the share information in the prospectus will be for the number of shares after the reverse split. Amendment No. 2 will, if and where necessary, also update all the other information in the prospectus.

1.

Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act.

The registration statement lists as Selling Stockholders the mostly different investors in five private placements over 3-1/2 years. The Company has had to fund its operations through private placement sales of its equity securities and loans which were eventually converted into the Company’s equity securities. I direct your attention to the response to Item 26 in Part II of the registration statement which sets out the private placements of the Company’s equity securities and loans that were eventually converted to the Company’s equity securities, since July 2003; that’s the three year period called for by Item 26 and Item 701 of Regulation S-B. The

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July 24, 2006

Selling Stockholder table in the registration statement includes investors in the five private placements referred to above.

1.	October and November of 2002, plus sales to a small number of investors in February 2003 (the Company’s Series B Convertible Preferred Stock, common stock and Series B-1 and B-2 warrants).
2.	May 2003, with sales to a small number of investors in July 2003 (the Company’s Series C Convertible Preferred Stock and Series C warrants).
3.	December 2004 and January 2005 (the Company’s common stock, Series D Convertible Preferred Stock and Series E warrants).
4.	October 2005 (the Company’s common stock and Series F warrants).
5.	April 2006 (the Company’s Series E Convertible Preferred Stock and Series H warrants).

During this period the Company received loans from some of these investors and others which were required to be converted into common stock at the time of the Company’s next private placement, but only if such private placement took place and a specified minimum amount was raised by the Company. All of the investors in the private placements (as well as in the loan transactions) represented to the Company that they were “accredited investors”, as that term is defined in Rule 501 under the Securities Act of 1933, as amended (the “Act”).

The agreements entered into by the Company with the investors in each of these private placements required the Company to register under the Securities Act of 1933, as amended (the “Act”), all the shares of common stock (a) sold in the private placement and (b) issuable upon conversion of the convertible preferred stock, or upon exercise of the warrants, which were the, or part of the, Company’s equity securities sold in that private placement. Such agreements also required the Company to keep such registration statements effective (by amendments since the Company is not qualified to use Form S-3) until the shares of common stock sold or issuable upon conversion of the convertible preferred shares or upon exercise of the warrants, could be sold pursuant to Rule 144(k). Although the shares of common stock sold, and the shares of common stock issuable upon conversion of convertible preferred stock sold, in the 2002 and 2003 private placements can be sold pursuant to Rule 144(k) (shares of common stock issued upon conversion of the convertible preferred stock are 144(k) eligible because of the “tack on” provisions of Rule 144(d)(ii)), the shares of common stock issuable upon exercise of the Series B-1, B-2 and C warrants still outstanding have to be continued to be registered. The holders of such Series B-1, B-2 and C warrants, all of whom were investors in the 2002 and 2003 private placements, therefore continue to be included in the list of Selling Stockholders in the prospectus because the current prospectus is a “combined” prospectus for this registration statement the two earlier registration statements amended by the current registration statement. See Rule 429.

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July 24, 2006

Another reason for the number of Selling Stockholders is that the common stock purchased, and underlying the other securities purchased, by all the investors in the December 2004 – January 2005 private placement, although registered in registration statement no. 333-11830, have to continue to be registered and therefore are included in the “combined” prospectus in this registration statement which amends registration statement no. 333-11830.

In addition the current registration statement registers the shares of common stock sold, or issuable upon conversion or exercise of securities sold, in the last two private placements, one in October 2005 and the other in April 2006.

We bring to your attention that, with one exception, these private placements were always more than six months apart. See Rule 502(a) integration criteria. The exception is the sale to only three investors in February 2003, which is less than six months prior to the May 2003 and July 2003 private placement. In any event each investor in all these private placements represented to the Company that he, she or it was an accredited investor.

The list of Selling Stockholders also contains a small number of persons or entities who acquired their shares in transactions with the Company other than in the private placements and which under the five point test in Rule 502(a) were not integrated with any of the private placements.

In none of the above private placements was there any general solicitation of investors. The Company and we made certain that there was no registration statement pending while the private placement took place. Indeed, the Company’s obligations to register the common stock received, and that could be acquired upon exercise of warrants received, in the October 2005 private placement was postponed (in accordance with the terms of the registration rights agreement entered into in the October 2005 private placement) to permit the closing of the April 2006 private placement (needed to fund the Company’s operations).

The investors could not, after they paid for and acquired their shares in the private placements, immediately turn around and sell them in the public securities markets, as in a classic “drip offering” using an S-3 registration statement. The certificates evidencing the shares acquired in the private placements all bore restrictive legends prohibiting public sale absent registration or the availability of an exemption from the registration requirements of the Act. Furthermore, this is only the third registration statement filed (all pursuant to Rule 415(a)(1)(i)) pursuant to the Company’s obligations under the registration rights agreements it entered into in all these private placements. Significant time elapsed between the time the investors paid for the securities they purchased in a private placement and when the registration statement registering those common shares was filed, and more time until such registration statement became effective. Since the certificates evidencing any shares acquired in the private placements bore the restrictive legends described above, they could not be sold in the public securities markets except with an opinion from our firm that the shares were registered (or an exemption from registration was available). We have been the Company’s attorneys for the past 15 years and the

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July 24, 2006

only ones who rendered such opinions to the Company’s transfer agent. A review of our records shows that we rendered opinions for public sales of shares acquired by investors in these private placements by delivery of the prospectus in the two registration statements for which the current registration statement is an amendment, as follows: for four sellers in 2006 (the most recent prospectus could no longer be used after April 2006), for eight sellers in 2005 and for two sellers in 2003 and 2004.

We believe that the above information not only explains the reason for the number of Selling Stockholders, but also makes clear that the Company has fully complied with the provisions of the Act and the rules promulgated by the Commission under the Act.

2.	The fee table should not include shares that are subject of a previous registration statement and included in the current prospectus in accordance with Rule 429 of the Securities Act.

We will revise the fee table accordingly in Amendment No. 2.

3.

We note your statement in the last sentence of footnote (2) to your fee table. Please note that it is inappropriate to register for resale shares that you are not authorized to issue at this time. Please revise your registration statement as appropriate.

Please note that in the section “Market for Common Equity and Related Stockholder Matters” (at page 14) in the prospectus, under the sub-heading “Proposed Reverse Split”, the Company stated that its shareholders had approved a reverse split of the Company’s common stock. Such reverse split of one share for each fifteen shares previously outstanding became effective at 5 P.M. on July 24, 2006. As a result of such reverse split the Company now has a sufficient number of shares it is authorized to issue for not only all of the shares of its outstanding common stock, but also for all shares of its common stock it may be required to issue upon exercise of outstanding warrants and options, conversion of outstanding convertible securities and pursuant to any contractual obligations. Consequently, the last sentence in footnote (2) to the fee table will be deleted in Amendment No. 2. As noted at the beginning of this letter the share figures in the prospectus will be revised in Amendment No. 2 to reflect the reverse split and the reference to the proposed reverse split at the bottom of page 14 will be revised to state that it took place.

Yours very truly,

/s/ Gabriel Kaszovitz
Gabriel Kaszovitz